

January 3, 2013

Via E-mail
Mark W. Hianik
Senior Vice President, General Counsel, Chief Administrative Officer
    and Corporate Secretary
Dex One Corporation
1001 Winstead Drive
Cary, NC 27513

> **Re:** **Newdex, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 7, 2012**
> **File No. 333-185348**

Dear Mr. Hianik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers, page iii

Q: What are the prepackaged plans, page iv

1. Please revise your disclosure to address what shareholder approval is necessary to obtain acceptance of the prepackaged plans and the ramification for shareholders if you fail to obtain acceptances for the requisite number of shareholders.

Q: What is the value of the merger consideration, page v

2. Please quantify the value of the merger consideration. For example, we note that on page 10 you disclose an implied value of the transaction consideration proposed for each share of Dex One common stock and SuperMedia common stock.

Q: What vote is required to approve each proposal, page vii

3. We recognize and acknowledge that the structure of your proposed transactions makes it difficult to clearly and concisely describe all of the required approvals for the merger and the prepackaged plans. However, we believe it is important for investors to understand the various approvals necessary to approve your proposed transactions. Please revise your disclosure here and throughout the prospectus to clearly disclose the approval you are seeking from shareholders and lenders for the merger and prepackaged plans for both companies.

Q: What are the material U.S. federal income tax implications…, page x

4. Please tell us why you have not sought an opinion from legal counsel or a ruling from the Internal Revenue Service regarding the potential tax consequences of the proposed transaction. In your response, please address your disclosure on page 46 that there is a risk that the transaction may not qualify as a tax-free reorganization.

Summary, page 1

Interests of Certain Persons in the Transaction, page 7

5. Please quantify the interests of Dex One's and SuperMedia's executive officers and directors in the proposed merger.

Prepackaged Plans, page 16

6. Please revise this section to more fully discuss the impact of the prepackaged plan on Dex One's and SuperMedia's shareholders, including the percentage of shareholders necessary to approve acceptance of the prepackaged plans. This discussion should also briefly address the effects that failure to obtain shareholder approval will have on their rights in bankruptcy.

Opinion of Dex One's Financial Advisor, page 89

7. We note that Dex One and SuperMedia made financial projections available to Houlihan Lokey as part of its assessment of the merger consideration. Please advise whether all of these projections are disclosed on pages 106-112.

Opinion of SuperMedia's Financial Advisor, page 98

8. We note that Dex One and SuperMedia made financial projections available to Morgan Stanley as part of its assessment of the merger consideration. Please advise whether all of these projections are disclosed on pages 106-112.

Unaudited Pro Forma Condensed Combined Financial Statements, page 142

9. Refer to your disclosure of conforming adjustments on beginning on page 144. Please expand the disclosure for each SuperMedia accounting policy to explain the basis for using the accounting policy under US GAAP and how you determined that these adjustments were not considered to be corrections of errors in the SuperMedia historical financial statements.

10. Refer to adjustment (1) on page 144. We note that you have included a pro forma adjustment to conform SuperMedia's accounts receivable accounting policy to Dex One. We also note on page 48 of the SuperMedia Form 10-K for the year ended December 31, 2011 that the SuperMedia accounting policy for accounts receivable includes amounts to be billed for services already provided. Please tell us the reason for the discrepancy between these accounting policy descriptions.

11. Refer to your disclosure in Note (j) on page 147. Please expand the disclosure to explain the reasons for the differences between the Dex One and SuperMedia accounting policy for uncertain tax positions.

12. Refer to Note (2) on page 151. In light of the Risk Factors on page 50 regarding changes to the industry in recent periods and expected declines in revenues in future periods, please tell us in detail how you determined that an estimated useful life of 10 years is reasonable for directory service agreements and client relationships for Dex Media.

13. Please also expand the disclosure to address the covenants to be contained in the Four Credit Facilities, including the consolidated leverage ratio covenant described on page 198, including whether you are in compliance with these provisions based on the pro forma financial information. Consider including Risk Factor disclosure of the impact of the debt compliance provisions of the Four Credit Facilities on Dex Media following the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3268, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202)551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director